February 28, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Susan Block, Attorney-Advisor Joshua Ravitz, Attorney-Advisor Division of Corporation Finance

Re:	OSI Restaurant Partners, Inc. Schedule 13E-3 Filed January 17, 2007 File No. 005-41973 Preliminary Schedule 14A Filed January 17, 2007 File No. 001-15935

Dear Ms. Block:

     As special counsel to the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc., in response to comment 21 of your letter dated February 20, 2007 addressed to Joseph J. Kadow with respect to the above-referenced Schedule 13E-3 and Preliminary Schedule 14A, and pursuant to Regulation M-A Item 1011(a)(5), we are supplementally providing you with a copy of the stockholder complaints related to the proposed transaction that have been filed in the Circuit Court of the 13th Judicial Circuit in and for Hillsborough County, Florida and in the Court of Chancery of Delaware in and for New Castle County.

     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

    Very truly yours,

David A. Katz

Enclosures

cc:  Joseph J. Kadow, OSI Restaurant Partners, Inc.
       John M. Gherlein, Baker & Hostetler LLP
       Jane Goldstein, Ropes & Gray LLP
       Christopher Henry, Ropes & Gray LLP
       Laura Mutterperl, Kirkland & Ellis LLP
       Richard A. Susko, Cleary, Gottlieb, Steen & Hamilton LLP
       Charles I. Weissman, Dechert LLP

IN THE CIRCUIT COURT OF THE 13TH JUDICIAL CIRCUIT
IN AND FOR HILLSBOROUGH COUNTY, FLORIDA

CHARTER TOWNSHIP OF CLINTON POLICE AND FIRE RETIREMENT SYSTEM, On Behalf of Itself and All Others Similarly Situated,	) ) ) )
	)	Case No.
Plaintiff,	) )
)
)
vs.	)
	)	CLASS REPRESENTATION
)
)
OSI RESTAURANT PARTNERS, INC., CHRIS T. SULLIVAN, ROBERT D. BASHAM, A. WILLIAM ALLEN, III, JOHN A. BRABSON, JR., W.R. “MAX” CAREY, JR., DEBBIE FIELDS, GENERAL (RET) TOMMY FRANKS, THOMAS A. JAMES, LEE ROY SELMON, TOBY S. WILT, J. TIMOTHY GANNON, BAIN CAPITAL PARTNERS, LLC AND CATTERTON PARTNERS,

Defendants.
	) ) ) ) ) ) ) )	[STAMP]

COMPLAINT FOR BREACH OF FIDUCIARY DUTY
SUMMARY OF THE ACTION
     1. This is a class action on behalf of the public stockholders of OSI Restaurant Partners, Inc. (“OSI” or the “Company”) against OSI and its Board of Directors (“Board”) arising out of their efforts to complete a private buyout of OSI via an unfair process at a grossly inadequate price of $40 per share (the “Proposed Buyout”). The individuals seeking to purchase the Company include co-founders and defendants Chris T. Sullivan (“Sullivan”), Robert D. Basham (“Basham”) and J. Timothy Gannon (“Gannon”) and investment partners Bain Capital Partners, LLC (“Bain”) and Catterton Partners (the “Buyout Group”).

     2. On November 6, 2006, the Company announced that it had approved the Proposed Buyout in which OSI stockholders would receive $40 in cash for each share of OSI common stock they own and that the Board had unanimously recommended the Proposed Buyout.
     3. In pursuing the unlawful plan to squeeze out OSI’s public stockholders for grossly inadequate consideration, and without full and fair disclosure of all material information, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted such breaches by OSI’s officers and directors. Instead of attempting to obtain the highest price reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Proposed Buyout to meet the specific needs of the Buyout Group.
     4. Because defendants dominate and control the business and corporate affairs of OSI and are in possession of private corporate information concerning OSI’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of OSI which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     5. In pursuing the unlawful plan to sell and take OSI private, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.
     6. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Buyout, that the Buyout is conducted in a manner that is not overtly improper, unfair and illegal.
     7. Plaintiff seeks to enjoin the Proposed Buyout or, alternatively, rescind the proposed Buyout in the event it is consummated. The proposed Buyout is the product of a hopelessly flawed process that was designed to subvert the interests of plaintiff and the other public stockholders of OSI. Plaintiff seeks injunctive relief only.
JURISDICTION AND VENUE
     8. This Court has jurisdiction pursuant to the provision of Fla. Stat. Ann. §26.012, et seq.
     9. This Court has jurisdiction over defendants because they conduct business in Tampa, Florida. In addition, certain of the individuals named as defendants, including A. William Allen, are residents and citizens of Florida. This action is not removable. Plaintiff expressly disavows any claims that could be brought pursuant to federal securities laws and any claims that could be preempted by the Securities Litigation Uniform Standards Act.
     10. Venue is proper in this county pursuant to Fla. Stat. Ann. §47.051 in that OSI transacts is business in this County.
PARTIES
     11. Plaintiff Charter Township of Clinton Police and Fire Retirement System at all times relevant hereto has been and is a stockholder of OSI.
     12. Defendant OSI is a Delaware corporation with its principal place of business located at 2202 North West Shore Boulevard, Suite 500, Tampa, FL 33607.
     13. Defendant Sullivan is co-founder of OSI and is Chairman of the Board. He has been a director since the Company’s inception in August 1987. Sullivan served as Chairman and Chief Executive Officer (“CEO”) of the Company from February 1991 until March 2005. Prior to that

Sullivan served in the role of President. Before founding Outback Steakhouse, Sullivan was a founding stockholder, director and vice President of Sunstate Restaurant Corporation (“Sunstate”), which developed, as a franchise, 17 Chili’s Grill and Bar Restaurants in Florida and Georgia (1983-1987, when Sunstate was acquired by Chili’s, Inc. Prior to founding Sunstate, Sullivan was executive vice president of Steak & Ale Restaurant Corporation in charge of the Bennigan’s restaurant group. Sullivan began his restaurant career at Steak & Ale in 1972 as a restaurant manager trainee.
     14. Defendant Basham is a co-founder of OSI and Vice Chairman of the Board. He has been a director since its inception in August 1987. Basham served as President and Chief Operating Officer (“COO”) since February 1991. From August 1987 to February 1991, Basham was vice-president, treasurer and secretary of the Company. Basham was regional operations director for Chili’s, Inc., a restaurant franchiser (1987-August 1987), and was a founding stockholder, director and vice president of Sunstate (1983-1987). Prior to founding Sunstate, Basham was vice president of operations of Steak & Ale Restaurant Corporation in charge of operations for the Bennigan’s restaurant group. Basham began his career with Steak & Ale in 1973 as a restaurant manager trainee.
     15. Defendant A. William Allen, III (“Allen”) was appointed CEO of OSI in March of 2005. Prior to his appointment, Allen served as President of OSI-West Coast Concepts overseeing Fleming’s Prime Steakhouse & Wine Bar (which he co-founded in 1998) and Roy’s. Allen has also served as President and CEO for La Madeleine French Bakery and Café and Koo Koo Roo. Allen spent 10 years with The Marriott Corporation, where he rose through the ranks from General Manager to senior vice-president. Allen was also vice-president and partner for Restaurant Enterprises Group, a multi-concept group.

     16. Defendant John A. Brabson, Jr. (“Brabson”) is a director of OSI. Brabson has been Partner, Everest Partners, LLC, a real estate development company, and President of Brabson Investments, Inc., a privately owned investment company, since January 2000. From 1996 to January 2000, Brabson served as Chairman of the Board of Lykes Bros. Inc., a privately owned diversified agricultural company. From 1990 to 1996, Brabson served as Chairman, Chief Executive Officer and President of Peoples Gas System, Inc., a gas service utility company.
     17. Defendant W.R. “Max” Carey, Jr. (“Carey”) is a director of OSI. Carey has been President and Founder of Corporate Resource Development, a sales and marketing consulting and training firm, since 1981. Carey is a director of Kforce, Inc., a national provider of professional and technical specialty staffing services, and of Electric City Corp, a developer, manufacturer and integrator of energy saving technologies and building automation controls as well as an independent developer of scalable, negative power systems.
     18. Defendant Debbie Fields (“Fields”) is a director of OSI and served as Chairman of the Board from 1992 to 1996. Fields is Founder of Mrs. Fields, Inc., an international franchisor and operator of retail dessert stores.
     19. Defendant General (Ret) Tommy Franks (“Franks”) is a director of the Company. Franks has been President of Franks & Associates, LLC., a private consulting firm, since 2003. Franks served in the United States Army from 1966 to 2003. Franks is a director of Bank of America, a bank holding company and a financial holding company under the Gramm-Leach-Bliley Act.
     20. Defendant Lee Roy Selmon (“Selmon”) is a director of the Company. Selmon has been President of University of South Florida (“USF”) Foundation Partnership for Athletics, since February 2004. Selmon is also a director of Fifth Third Bank, Florida region, which is a division of

Fifth Third Bancorp. From May 2001 to February 2004, Selmon was USF’s Director of Athletics. From 1993 to May 2001, Selmon served as USF’s Associate Athletic Director for External Affairs. Until January 2005, Selmon served as a director of First National Bankshares of Florida, Inc., a national banking association.
     21. Defendant Toby S. Wilt (“Wilt”) is a director of the Company. Wilt has been Chairman of Christie Cookie Company, a privately owned gourmet cookie manufacturer, retailer and wholesaler, since 1989, and President of TSW Investment Company, a privately owned investment company, since 1987. Wilt is a director of 1st Source Corporation, a registered bank holding company, and TLC Vision Corp, a diversified healthcare service company whose primary business is eye care.
     22. Defendant Gannon is a co-founder and director of the Company. Gannon is a co-founder of Outback Steakhouse and serves as Director Emeritus of OSI. Prior to founding Outback, Gannon was vice president and director of development for A1 Copeland Enterprises, Inc.’s Copeland’s restaurant group (1984-1987).
     23. Defendant Bain is a member of the Buyout Group. Bain aided and abetted the other defendants’ breaches of fiduciary duties and will profit from the acquisition of the Company at a grossly inadequate and unfair price.
     24. Defendant Catterton Partners is a member of the Buyout Group. Catterton Partners aided and abetted the other defendants’ breaches of fiduciary duties and will profit from the acquisition of the Company at a grossly inadequate and unfair price.
     25. The defendants named in ¶¶13-22 are sometimes collectively referred to herein as the “Individual Defendants.” The defendants in named ¶¶13-14, 22-24 are sometimes collectively referred to as the “Buyout Group Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES
     26. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of OSI and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.
     27. Each of the Individual Defendants is required to act in good faith, in the best interests of the corporation’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     28. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure that certain defendants receive hundreds of thousands of dollars in personal benefits at the expense of OSI’s shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions, which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

CLASS REPRESENTATION ALLEGATIONS
     29. Plaintiff brings this action on its own behalf and as a class action on behalf of all holders of OSI stock who are being and will be harmed by defendants’ actions described below. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.
     30. This action is properly maintainable as a class action.
     31. The Class is so numerous that joinder of all members is impracticable. There are more than 74 million shares of OSI common stock outstanding held by thousands of shareholders geographically dispersed across the country.
     32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Buyout;
          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of OSI;
          (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buyout, including the duties of good faith, diligence, honesty and fair dealing;
          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     33. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     36. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
BACKGROUND TO THE PROPOSED BUYOUT
     38. Incorporated in 1987, OSI engages in the ownership, development, operation, and franchise of casual dining restaurants. As of December 31, 2005, the Company operated 775 domestic Outback Steakhouses, 140 international Outback Steakhouses, 200 Carrabba’s Italian Grills, 90 Bonefish Grills, 39 Fleming’s Prime Steakhouse and Wine Bars, 20 Roy’s, 3 Lee Roy Selmon’s, 4 Paul Lee’s Chinese Kitchens, and 27 Cheeseburger in Paradise restaurants in the United States and 21 countries internationally.
     39. The Company reported the following net revenue over the last five fiscal years.

Fiscal Year	Net Revenues
2005	$3.601 billion
2004	$3.201 billion
2003	$2.744 billion
2002	$2.362 billion
2001	$2.127 billion
     40. During the last year, the Company’s stock consistently traded over $40 per share, trading at a high of $45.98 on February 2, 2006:
THE PROPOSED BUYOUT
     41. On November 6, 2006, the Company issued a press release entitled “OSI Restaurant Partners, Inc. to be Acquired by Bain Capital, Catterton Partners and Company Founders for $40.00 Per Share in Cash” which stated in relevant part:
OSI Restaurant Partners, Inc. (NYSE: OSI), announced today that it has entered into a definitive agreement to be acquired by an investor group comprised of Bain Capital Partners, LLC, Catterton Partners and Company founders Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon, for $40.00 per share in cash.
     The board of directors of OSI Restaurant Partners, on the unanimous recommendation of a Special Committee of independent directors, has approved the merger agreement and recommends that OSI’s shareholders adopt the agreement.

     The total transaction value, including assumed debt, is approximately $3.2 billion. The transaction is expected to close prior to the end of April 2007, and is subject to customary closing conditions and approval of OSI’s shareholders (other than those participating in the acquisition). The transaction is not subject to a financing condition.
     In accordance with the merger agreement, the Special Committee, with the assistance of its advisors, will be conducting a market test for the next 50 days by soliciting superior proposals from other parties. There is no assurance that the solicitation of proposals will result in an alternative transaction.
     The Special Committee, comprised of OSI’s independent directors, issued the following statement: “The Company received an acquisition proposal from Bain Capital and Catterton Partners and, after extensive negotiations and careful consideration in conjunction with our advisors, the Special Committee of OSI Restaurant Partners’ board has unanimously concluded that this transaction is in the best interest of our shareholders. This transaction will provide OSI Restaurant Partners’ shareholders with an immediate and substantial cash premium over the current trading price of the Company’s common stock.”
     Bill Allen, Chief Executive Officer of OSI Restaurant Partners, Inc. said, “After a significant amount of time and effort spent on the shareholder value initiative, we believe that this transaction is the best alternative for maximizing value for existing shareholders and has the full support of the senior management team and the Company’s founders. We believe that this transaction will be good for the Company’s partners, associates, franchisees and customers, as well as our shareholders. As a private company, OSI will have greater flexibility to focus on our long-term business improvement initiatives. Bain Capital and Catterton have strong track records working with their portfolio companies to further growth and business development, and both have extensive investment experience in the restaurant sector.”
     “This Company was built around a set of principles and beliefs that emphasize consistently high-quality food and service, generous portions at moderate prices, and a fun, casual atmosphere,” said Chris Sullivan, Chairman and Founder OSI Restaurant Partners, Inc. “Bain Capital and Catterton share our commitment to this philosophy and, as we return to private ownership, will support our people in achieving our long-term goals.”
     “We are delighted to partner with the founders and management team of OSI as they continue to bring focus and passion to building and growing the Company’s portfolio of restaurant brands,” said Andrew Balson, a Managing Director at Bain Capital. “Our experience in the restaurant and retail sectors has convinced us that the OSI concepts have significant opportunity for continued growth and profitability as they do what they have always done — deliver high quality food, great service and enjoyable customer experiences. We look forward to working with Bill Allen, Chris

Sullivan and the Company’s partners and associates as they lead OSI to continued successes.”
     “We have known Bill Allen for more than 15 years and are excited to once again partner with him,” said J. Michael Chu, Managing Partner of Catterton Partners. “I am confident that together with the expertise of Bain Capital, and the support of the founders and OSI’s dedicated employees, we can take the OSI brands to the next level.”
     Wachovia Securities LLC served as financial advisor to the Special Committee of the OSI Restaurant Partners board of directors in connection with the merger transaction and Wachovia Securities LLC and Piper Jaffray & Co. each rendered separate fairness opinions to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders in the merger transaction. Wachtell, Lipton, Rosen & Katz is acting as special counsel to the Special Committee and Baker & Hostetler LLP is acting as counsel to OSI in this transaction. Ropes & Gray LLP is representing Bain Capital and Catterton in their investment in the Company.
     Separately, the Company announced that it will need to restate its consolidated financial statements to correct for a previously announced understatement in its liability for unearned revenue for unredeemed gift cards and certificates and for other less significant errors in its financial statements, including deferred rent, minority interests in consolidated entities and additional paid in capital, identified since that announcement. The previously announced preliminary estimate of the understatement in the Company’s liability for unearned revenue for unredeemed gift cards and certificates of approximately $20,000,000 to $40,000,000 was based on an accounting method under which the Company would recognize income in proportion to redemptions as they occur for an estimate of the gift cards and certificates that will never be redeemed. As part of the restatement, the Company has determined that it will recognize income for those cards and certificates that will never be redeemed at the time at which their redemption becomes remote, which is generally three years after their sale. The use of this method of revenue recognition (in contrast to the method of ratably recognizing revenue) changes the Company’s original estimate and is expected to result in an adjustment to its unearned revenue liability of approximately $50,000,000 to $70,000,000 at September 30, 2006. The actual amount of the understatement, the periods affected and the related income tax effects are still being determined. As a result of these errors, management and the Company’s Audit Committee have determined that the Company’s previously issued financial statements should no longer be relied upon.
     The Company intends to file its Quarterly Report on Form 10-Q for the third quarter of 2006 as soon as possible, although the Company currently expects that it will be late in that filing. Additional information concerning the restatement of the Company’s consolidated financial statements will be included in a Current Report on Form 8-K to be filed by the Company today.

     42. In the Proposed Buyout is allowed to proceed, current shareholders will be giving up their ownership in the Company including all benefits of future improvements in operations, information exclusively within the possession of defendants.
     43. The Proposed Buyout at the grossly inadequate price of $40 per share and its flawed process is unfair to OSI’s public shareholders. Indeed, the Proposed Buyout and the grossly inadequate price have already been hammered by analysts as unfair to OSI’s shareholders. For example, as explained in a November 6, 2006 article appearing in The Motley Fool by Nathan Parme entitled “Outback Offer a Little Underdone” explains:
Back in July, I picked OSIRestaurant Partners (NYSE: OSI), at $28.19 a share, to outperform the market in our Motley Fool CAPS service. Having owned the shares for a little less than a year and at another time for a few years, I included this pitch with my selection:
If you break this company up into its mature concepts and its growth concepts, I have a hard time fathoming the two parts being worth less than $45 a share. I get a similar value if you simply halt the expansion of the Outback brand and slow the expansion of Carrabba’s and Bonefish, and let the cash flow start piling up. $28 is a real bargain.
     This morning, OSI Restaurant Partners announced that its founders, along with two private equity firms, have agreed to take the company private for $40 a share in cash. The deal values OSI Restaurant Partners at about $3.2 billion, including debt.
* * *
     Because the deal is all cash, current shareholders would be giving up their ownership in the company and any future improvement in operations. This makes the comments in the press release about the benefits the company will receive by going private quite interesting. I have no doubt that OSI Restaurant Partners will be able to focus entirely on executing its plans by going private and that business performance should improve, but because shareholders won’t benefit from this, why do these feel-good comments matter? The part of the release that’s interesting for shareholders, though, is that the company will solicit and review superior proposals — if any are made — in the next 50 days.
     For most of the day, the shares have traded slightly north of $40, which points to the market expecting a better bid to come along. While I have no idea whether one will, I have followed the company for a number of years and have held shares for a little more than a year. My pitch above pegs the company at $45, and I can see prices up to $48 a share as reasonable. Like the market, I believe the current offer is a bit low, but unless someone steps up with a better offer, it’s hard to argue with the $40-per-stub price tag.
FIRST CAUSE OF ACTION
Claim for Fiduciary Duties Against the Individual Defendants
     44. Plaintiff repeats and realleges each allegation set forth herein.
     45. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of OSI and have acted to put their personal interests ahead of the interests of OSI’s shareholders.
     46. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in OSI.
     47. Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with OSI without regard to the fairness of the transaction to OSI’s shareholders and by failing to disclose all material information concerning the Buyout to such shareholders.
     48. As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of OSI because, among other reasons:
          (a) They failed to take steps to maximize the value of OSI to its public shareholders and they took steps to avoid competitive bidding, to cap the price of OSI’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;

          (b) They failed to properly value OSI;
          (c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Buyout; and
          (d) They failed to disclose all material information that would permit OSI’s stockholders to cast a fully informed vote on the Buyout.
     49. Because defendants dominate and control the business and corporate affairs of OSI, and are in possession of private corporate information concerning OSI’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of OSI which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     50. By reason of the foregoing acts, practices and course of conduct, defendants have knowingly or recklessly and in bad faith failed to exercise care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     51. Unless enjoined by this Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Buyout which will exclude the Class from its fair share of OSI’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.
     52. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Class.

     53. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of OSI’s assets and businesses and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Buyout is enjoined by the Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Buyout terms, and will not supply to OSI’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Buyout and may consummate the proposed Buyout, all to the irreparable harm to the members of the Class.
     54. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duty Against
the Buyout Group Defendants
     55. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     56. The Buyout Group Defendants aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of OSI, including plaintiff and the members of the Class.
     57. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     58. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

     59. The Buyout Group Defendants colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     60. The Buyout Group Defendants participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. The Buyout Group Defendants will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. The Buyout Group Defendants will benefit, inter alia, from the acquisition of the Company at a grossly inadequate and unfair price if the Buyout is consummated.
     61. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Buyout agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders.
     D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of OSI’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     E. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof;
     F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.
DEMAND FOR JURY TRIAL
     Plaintiff demands a trial by jury on all issues so triable.

DATED: November 7, 2006	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
PAUL J. GELLER
JONATHAN M. STEIN

/s/ Paul J. Geller

Paul J. Geller

120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

LERACH COUGHLIN STOIA GELLER
  RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
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BARRETT, JOHNSTON & PARSLEY
GEORGE E. BARRETT
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TIMOTHY L. MILES
GERALD E. MARTIN
217 Second Avenue, North
Nashville, TN 37201-1601
Telephone: 615/244-2202
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[STAMP]
VANOVERBEKE MICHAUD &
TIMMONY, P.C.
MICHAEL E. MOCO
79 Alfred Street
Detroit, MI 48201
Telephone: 313/578-1200
313/578-1201 (fax)
Attorneys for Plaintiff

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

:
ROBERT MANN,	:
:
Plaintiff,	:	Civil Action No.
:
-against-	:
:
CHRIS T. SULLIVAN, ROBERT D. BASHAM, A.	:
WILLIAM ALLEN III, DEBBI FIELDS, THOMAS	:
A. JAMES, JOHN A. BRABSON, JR., GENERAL	:
(RET) TOMMY FRANKS, LEE ROY SELMON,	:
TOBY S. WILT, TIMOTHY GANNON, BAIN	:
CAPITAL PARTNERS, LLC, CATTERTON	:
MANAGEMENT COMPANY, LLC, PAUL E.	:
AVERY, JOSEPH J. KADOW, DIRK A.	:
MONTGOMERY, and OSI RESTAURANT	:
PARTNERS, INC.,	:
:
Defendants.

VERIFIED CLASS ACTION COMPLAINT
     Plaintiff alleges the following upon information and belief except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:
     1. This action arises out of an unlawful scheme and plan to enable an investment group composed of Bain Capital Partners, LLC (“Bain”), Catterton Management Company, LLC (“Catterton”), Chris T. Sullivan (“Sullivan”), Robert D. Basham (“Basham”), and J. Timothy Gannon (“Gannon”) to acquire OSI Restaurant Partners, Inc. (“OSI” or the “Company”) for inadequate consideration and in breach of the director defendants’ fiduciary duties (the “Buyout”).

     2. On November 6, 2006, OSI’s Board of Directors (the “Board”) announced that Kangaroo Holdings Inc. (“Merger Parent”) and Kangaroo Acquisition Inc. (“Merger Sub” or, collectively with Merger Parent, “Merger Co.”), a Delaware corporation and wholly owned subsidiary of Merger Parent, both of which are owned by the above-mentioned group of investors had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OSI. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger, each share of the outstanding common stock of the Company (“Common Stock”), other than any shares owned by the Company, any subsidiary of the Company, Merger Parent, Merger Sub, or any shareholders who exercise appraisal rights, will be cancelled and converted into a right to receive $40.00 per share in cash, without interest (the “Buyout Price”).
     3. The special committee of the Board assigned to review the Buyout (the “Special Committee”) unanimously recommended the Merger, and the Board subsequently approved the Merger Agreement. Members of OSI management, defendants A. William Allen, III (“Allen”), Paul E. Avery (“Avery”), Joseph J. Kadow (“Kadow”), and Dirk A. Montgomery (“Montgomery”) are expected to exchange shares of OSI Common Stock for shares of Merger Parent, continue employment with the Surviving Corporation, and receive various other benefits including a $5 million bonus pool to be allocated among Allen, Avery, Kadow, Montgomery, and various other OSI personnel, and further options to purchase additional shares of Merger Parent.
     4. As detailed herein, the Buyout Transaction is the result of an unfair process, which included conflicted advisors, undue coercion on the purportedly “independent” Special Committee by conflicted members of management who, among other things, threatened to quit if the Special Committee did not capitulate to the Buyout and, in the middle of negotiations “unexpectedly” found substantial accounting problems at OSI purportedly making the Company less valuable. That unfair process led to a grossly unfair price considering the outcome of a “sum-of-the-parts analysis” of the Company, the low premium offered above OSI’s price per share in the days and weeks leading up to the announcement of the Buyout Transaction, and the Company’s future prospects. Moreover, the Company’s recently issued Preliminary Proxy statement, filed with the SEC on January 17, 2007 (the “Proxy”), is deficient in that it omits material information that is needed by OSI shareholders in making informed votes regarding the Buyout Transaction.
THE PARTIES
     5. Plaintiff, Robert Mann, is, and at all relevant times was, the owner of shares of OSI Common Stock.
     6. OSI is a Delaware corporation with its executive offices located at Suite 500 2202 N. West Shore Boulevard, Tampa, Florida 33607. OSI is a casual restaurant company, with a portfolio of eight restaurant concepts, over 1,350 system-wide restaurants whose 2005 annual revenues for Company-owned stores exceeded $3.5 billion. The Company operates in all 50 states and in 21 countries internationally, predominantly through Company-owned stores, but the Company also operates under a variety of partnerships and franchises. Its primary focus is to provide a quality product together with quality service across all of its brands, which entails offering consumers of different demographic backgrounds an array of dining alternatives suited for differing needs. Today, the Company’s portfolio of brands consists of Outback Steakhouse units throughout the U.S., as well as Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse & Wine Bar, Roy’s, Lee Roy Selmon’s, and Cheeseburger in Paradise.

     7. Defendant Gannon is a founder of OSI and an owner of Merger Parent. He was also formerly Senior Vice President of the Company. As of March 4, 2005, defendant Gannon was the beneficial owner, either directly or through JTG Equities, LP, of which Gannon is a limited partner and also the sole member of JTG Equities, LLC, which is the sole general partner of JTG Equities, LP of 1,465,303 shares, or 1.99% of the Company’s outstanding Common Stock. Gannon aided and abetted the other defendants’ breaches of fiduciary duties and will profit from the acquisition of OSI at an inadequate and unfair price.
     8. Defendant Sullivan is the Chairman of the OSI Board of Directors, a founder of OSI, and an owner of Merger Parent. He was also formerly Chief Executive Officer of OSI from its founding until March 2005. Sullivan is also an owner of Merger Co. Defendant Sullivan is the beneficial owner, either directly or through CTS Equities, LP, of which Sullivan is a limited partner and also the sole member of CTS Equities, LLC, the sole general partner of CTS Equities, LP, of 2,496,114 shares, or 3.32%, of the Company’s outstanding Common Stock.
     9. Defendant Basham is Vice Chairman of the OSI Board of Directors, a founder of OSI, and an owner of Merger Parent. He was also formerly Chief Operating Officer of the Company from its formation until March 2005. Defendant Basham is the beneficial owner, either directly or through RDB Equities, LP, of which Basham is a limited partner and also the sole member of RDB Equities, LLC, which is the sole general partner of RDB Equities, LP, of 4,378,204 shares, or 5.82%, of the Company’s outstanding Common Stock.
     10. Defendant Allen is a Director and Chief Executive Officer of the Company. Allen is expected to become an owner and officer of the Surviving Corporation.
     11. Defendant Avery is Chief Operating Officer of the Company. Avery is expected to become an owner and officer of the Surviving Corporation.

     12. Defendant Kadow is an Executive Vice President, Chief Officer-Legal and Corporate Affairs and Secretary of OSI. Kadow is expected to become an owner and officer of the Surviving Corporation.
     13. Defendant Montgomery is Senior Vice President and Chief Financial Officer of the Company. Montgomery is expected to become an owner and officer of the Surviving Corporation.
     14. Defendants Debbi Fields (“Fields”), Thomas A. James (“James”), John A. Brabson, Jr. (“Brabson”), W.R. Carey, Jr. (“Carey”), General (Ret) Tommy Franks (“Franks”), Lee Roy Selmon (“Selmon”), and Toby S. Wilt (“Wilt”) are directors of the Company.
     15. The above-named director defendants, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).
     16. Defendant Bain is a private equity firm that controls an investment fund which is an owner of Merger Parent. Bain has offices located at 745 5th Avenue, New York, NY 10151. Bain regularly does business in Delaware. Bain aided and abetted the director defendants’ breaches of fiduciary duties and will profit from the acquisition of OSI at an inadequate and unfair price.
     17. Defendant Catterton is a private equity firm that controls an investment fund which is an owner of Merger Parent. Catterton has offices located at 599 West Putnam Avenue, Greenwich, CT 06830. Catterton regularly does business in Delaware. Catterton aided and abetted the director defendants’ breaches of fiduciary duties and will profit from the acquisition of OSI at an inadequate and unfair price.

     18. Defendants Bain, Catterton, Gannon, Basham, Sullivan, Allen, Avery, Kadow, and Montgomery shall be collectively referred to herein as the “Acquiring Defendants.”
CLASS ACTION ALLEGATIONS
     19. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and all other stockholders of the Company and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the ‘Class’). Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
     20. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. There are about 74.44 million shares of common stock outstanding, 66.85 million of which are publicly held and actively traded. The holders of these shares are geographically dispersed throughout the United States. OSI Common Stock is listed and actively traded on the New York Stock Exchange under the ticker symbol “OSI”;
          (b) there are questions of law and fact which are common to members of the Class, including, inter alia, the following:
               (i) whether the Acquiring Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;
               (ii) whether the officer and director defendants have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of loyalty, due care, and candor;

               (iii) whether the officer and director defendants have disclosed all material facts in connection with the challenged Buyout Transaction; and
               (iv) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct complained of herein;
          (c) the claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and
          (d) plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
BACKGROUND OF THE MERGER
     21. Defendants Gannon, Sullivan, and Basham incorporated OSI in 1987 and OSI held its initial public offering in 1991.
The Company Begins Discussing Strategic Alternatives
     22. On July 25, 2005, Defendant Allen discussed with the Board management’s reassessment of OSI’s portfolio of restaurant concepts, the goal of which was to evaluate the strategic importance of each concept as well as determine the proper allocation of resources to the various concepts. Allen and the Board agreed that they would work with OSI’s management team to develop formal three- and five-year business plans.
     23. On October 4, 2005, the Company received an unsolicited initial expression of interest from Catterton and the Blackstone Group (collectively “Blackstone/Catterton”) to acquire all of the outstanding common stock of OSI.

     24. On November 29, 2005, OSI entered into a non-disclosure and standstill agreement with Blackstone/Catterton to facilitate Blackstone/Catterton’s due diligence of OSI, with a view toward Blackstone/Catterton making a proposal to acquire all of the outstanding Common Stock of OSI. Thereafter, OSI began sharing confidential information with Blackstone/Catterton.
     25. Following due diligence by Blackstone/Catterton, OSI’s management was informed on February 15, 2006 that Blackstone/Catterton declined to submit a proposal to OSI’s Board in light of the determination by Blackstone/Catterton that it would not be able to offer a value in excess of the then-current public market share price of $40.78.
Pirate Capital LLC Enters the Scene
     26. On March 2 and 22, 2006, representatives of the hedge fund Pirate Capital LLC (“Pirate”) met with defendant Montgomery, after Pirate accumulated a substantial position in OSI Common Stock, to discuss OSI’s business strategy and financial condition.
     27. On March 13, 2006, Allen discussed Pirate with the Board and Pirate’s previous “activist campaigns” toward companies in the restaurant industry. The Board determined to engage the law firm Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) to serve as its independent counsel with respect to Pirate’s accumulation of shares and the possibility that Pirate might initiate a proxy contest.
     28. Also on March 13, 2006, Allen discussed with the Board a proposal, which the Board unanimously approved, to engage Wachovia Capital Markets, LLC (“Wachovia Securities”) as OSI’s financial investment advisor with respect to strategies to increase shareholder value (the “Stockholder Value Initiative”).

     29. In May 2006, representatives of Pirate contacted OSI requesting an opportunity to meet with Sullivan. However, OSI denied that opportunity after Pirate allegedly declined to enter into a confidentiality agreement.
     30. On May 19, 2006, representatives from Catterton again contacted Allen about the possibility of Catterton resuming its consideration of a transaction with OSI and that defendant Bain had expressed interest in the possibility of such a transaction.
     31. On June 5, 2006, Pirate filed a Schedule 13D with the SEC that funds controlled by it had acquired 5.3% of the outstanding shares of OSI Common Stock. The Schedule 13D filing included a letter sent by Pirate to Sullivan, dated June 5, 2006, encouraging OSI’s Board, among other things, to establish a special committee to develop, with the assistance of an investment banking firm, a strategy to increase stockholder value. According to the Proxy, “Pirate intimated that if such action were not taken it would nominate a competing slate of directors for election at OSI’s 2007 annual meeting.”
The Board Decides to Pursue Options with Defendants Bain and Catterton
     32. On June 9, 2006, following a discussion of matters related to Pirate, Allen informed the Board that Catterton had contacted him about the possibility of a mutually agreeable transaction involving Bain and Catterton (collectively, “Bain/Catterton”), including Bain/Catterton potentially making a proposal to acquire all of the outstanding Common Stock of OSI. Following the Board meeting, OSI, Bain Capital and Catterton entered into a non-disclosure and standstill agreement to facilitate Bain/Catterton’s due diligence.
     33. On July 25, 2006, OSI’s management presented a plan, developed with the assistance of Wachovia Securities, that contemplated OSI increasing its level of indebtedness and using the proceeds to fund a substantial stock repurchase program (the “Leveraged

Recapitalization”). However, the Board concluded that, while the proposed Leveraged Recapitalization had the potential to deliver significant value to stockholders, and was preferable to the other alternatives being considered in connection with a stockholder value initiative, the level of indebtedness proposed by management could unduly restrict the Company’s operational flexibility. The Board therefore asked OSI’s management to reformulate the proposed Leveraged Recapitalization with lower levels of debt.
     34. On August 8 and 11, 2006, Bain/Catterton delivered letters to OSI that expressed a willingness to submit a firm proposal to acquire all of the outstanding Common Stock of OSI at a price of $37.50 per share in cash.
     35. On August 14, 2006, defendant Sullivan addressed the Board concerning the Leveraged Recapitalization and a potential transaction with Bain/Catterton, and requested that the Board form a special committee of independent directors to consider Bain/Catterton’s proposal. The so-called “independent directors” of OSI (consisting at the time of John A. Brabson, Jr., W.R. Carey, Jr., Debbi Fields, Gen. (Ret.) Tommy Franks, Thomas A. James and Toby S. Wilt) then discussed management’s conflict of interest in the proposed transaction, management’s ability successfully to effectuate a five-year business plan, the offer price indicated by Bain/Catterton in their letters of August 8 and 11, and whether in light of the circumstances the proposed going private transaction could be in the best interests of OSI’s stockholders. The “independent directors” concluded that the $37.50 proposed purchase price did not provide fair value to stockholders as compared to other alternatives, including the Leveraged Recapitalization, and that, unless Bain/Catterton proposed a higher price, forming a special committee of the Board was not warranted at that time. The full Board then reconvened and agreed that management would inform Bain/Catterton that the proposed purchase price was inadequate. Management was further instructed that after such conversation management should not have any further discussions with Bain/Catterton and should proceed with development of the Leveraged Recapitalization.
     36. On August 17, 2006, the Board received a revised indication of interest from Bain/Catterton expressing a willingness to submit a firm proposal to acquire all of the outstanding Common Stock of OSI at a price of $38.50 per share in cash, subject to certain terms and conditions. Bain/Catterton also reportedly expressed a willingness to discuss other potential transactions with OSI.
     37. On August 18, 2006, the “independent directors” (other than one unidentified director, who voted against) voted in favor of a resolution to form the Special Committee to consider the proposed offer. Thereafter, the full Board reconvened and, after a discussion of the actions taken by the independent directors, the full Board (other than one director, who abstained) adopted the resolutions approved by the independent directors. Thus, the Special Committee was formed. The Proxy does not identify which Board member voted against forming the Special Committee or why that Board member did so. Nor does the Proxy identify the Board member who abstained from voting on the resolution described above and why that Board member did so.
     38. Thereafter, the Special Committee met and appointed defendants Wilt and James as its co-chairmen and selected Wachtell Lipton, which had been representing the full Board and which had originally been retained by the Board and members of OSI’s senior management, as its counsel. The Special Committee also then selected Wachovia Securities, which had been representing the full Board and which had originally been retained by the Board and members of

OSI’s senior management, as its financial advisor and concluded that a second investment bank should also be retained.
     39. On September 12, 2006, Pirate amended its previously filed Schedule 13D to disclose that funds controlled by it no longer owned any outstanding shares of OSI. According to Pirate’s Schedule 13D Amendment, Pirate sold its shares in July and August of 2006.
     40. On September 15, 2006, the Special Committee decided to conduct a post-signing market check in the event a transaction was entered into with Bain/Catterton, including actively soliciting potential buyers, rather than conducting an auction or other sales process where potential bidders would be on even footing. The Board thus chose to favor Bain/Catterton by agreeing to a process whereby, if it concluded a deal with Bain/Catterton, the deal would be accompanied by potentially restrictive or prohibitive provisions, saddling any potential bidder at that stage with the added burden of matching a Bain/Catterton offer plus paying a termination fee.
     41. Thereafter, the Special Committee concluded that the $38.50 proposed purchase price was inadequate and conveyed that information to Bain/Catterton.
     42. On October 2, 2006, Bain/Catterton informed Wachovia Securities that they would be willing to submit a firm proposal to acquire all of the outstanding Common Stock of OSI at an increased price of $39.50 per share in cash. After consulting with the co-chairs of the Special Committee, Wachovia Securities informed Bain/Catterton that they were disappointed with the $39.50 value proposed and requested that Bain/Catterton submit its ‘best and final’ proposal, recognizing that if the value was not sufficient from the Special Committee’s perspective, discussions between the Special Committee and Bain/Catterton would likely be terminated.

     43. On October 4, 2006, Bain/Catterton informed Wachovia Securities that they would be willing to submit a firm proposal to acquire all of the outstanding Common Stock of OSI at an increased price of $40.00 per share in cash. Bain/Catterton further indicated that $40.00 per share was the highest price Bain/Catterton would be willing to offer.
     44. On October 10, 2006, the Special Committee held a telephonic meeting to further consider the revised Bain/Catterton $40.00 indication of interest and, according to the Proxy, “it was agreed that (defendants) Wilt and James should request that Bain/Catterton increase their proposed purchase price above $40.00 per share.”
     45. On or about October 11, 2006, defendants Wilt and James asked Bain/Catterton to increase their proposed purchase price above $40.00 per share, but Bain/Catterton declined to do so.
     46. On October 19, 2006, at the request of Bain/Catterton, the Special Committee authorized Sullivan, Basham, Gannon, Allen, Avery, Kadow, and Montgomery (the “OSI Investors”) to discuss with Bain/Catterton the terms on which they might participate with Bain/Catterton in the Buyout Transaction. Thereafter, the OSI Investors negotiated with Bain/Catterton’s legal counsel, Ropes & Gray, term sheets summarizing the terms of the arrangements of the OSI Investors represented by them, including employment terms, investment commitment, incentive equity and representation on the Board of Parent.
     47. On October 22, 2006, the Special Committee formally engaged Piper Jaffray to render a fairness opinion to the Special Committee, should the committee so request, even though the Special Committee was aware that Piper Jaffray had, in the past, rendered services to Bain Capital and certain of its affiliates and had received fees in respect of such prior services.

     48. On October 23, 2006, Wachtell Lipton delivered a revised draft of the Merger Agreement to Ropes & Gray on behalf of the Special Committee, and Wachtell Lipton also communicated to Bain/Catterton that the members of the Special Committee might not be unanimous in approving the Buyout.
     49. On October 23, 2006, OSI’s audit committee held a meeting by telephone that was attended by representatives from PricewaterhouseCoopers LLP, OSI’s independent registered certified public accounting firm (“PricewaterhouseCoopers”). At the meeting, Montgomery and PricewaterhouseCoopers discussed with the audit committee, that OSI’s management had discovered an understatement in OSI’s accounting treatment of unearned revenue for unredeemed gift cards and certificates as of September 30, 2006.
     50. On October 24, 2006, defendant James, chairman of the audit committee, reportedly briefed the Board on Montgomery’s and PricewaterhouseCoopers’ presentation to the audit committee the previous day, explaining that OSI’s management estimated that the apparent understatement was approximately $20,000,000 to $40,000,000. James also noted the possibility that OSI would need to delay issuing its third-quarter earnings.
     51. On October 24, 2006, the Special Committee directed Wachovia Securities and Wachtell Lipton to ensure that Bain/Catterton was made fully aware of the issues with respect to its accounting treatment of unearned revenue for unredeemed gift cards and certificates having been understated discussed at the Board meeting. Wachovia Securities and Wachtell Lipton therefore provided Bain/Catterton and its accounting and legal advisors with information relating to these issues.
     52. On October 25, 2006, OSI publicly announced that it was delaying its third-quarter earnings release because it had preliminarily determined that its liability for unearned revenue for unredeemed gift cards and certificates, as of September 30, 2006, was understated by an estimated $20,000,000 to $40,000,000.
     53. On October 29, 2006, the Special Committee was informed that Bain/Catterton had stated that it was not prepared to proceed with the transaction unless the Special Committee was able unanimously to approve and recommend the merger agreement. According to the Proxy, “the Special Committee reached a consensus that it would not be able to so deliver a unanimous approval since more than one director indicated that they did not support the transaction as then proposed.”
     54. Following the conclusion of the Special Committee meeting, Wachtell Lipton contacted Ropes & Gray to indicate that the Special Committee had reached a consensus that it would not be able to deliver a unanimous approval and recommendation for the proposed Merger Agreement. Ropes & Gray informed Wachtell Lipton that Bain/Catterton was not at the time prepared to proceed with any transaction that did not receive the unanimous support of the members of the Special Committee and that Bain/Catterton was not prepared to increase its proposed purchase price of $40.00 per share.
     55. On October 31, 2006, the Special Committee held a meeting by telephone to discuss certain communications that had taken place between the Special Committee, certain members of management, certain Founders and Wachtell Lipton. According to the Proxy, certain members of management and Founders had contacted members of the Special Committee and/or Wachtell Lipton not only to express disappointment with the Special Committee’s inability to deliver a unanimous approval of the Bain/Catterton proposal, but had even threatened to resign if the Company went in another direction. In short, fiduciaries with a financial interest in the Bain/Catterton proposal exerted pressure on the unconflicted fiduciaries to approve a deal the unconflicted fiduciaries did not believe was in the best interests of the public shareholders. The identities of the members of management and the Founders who made these threats are not disclosed in the Proxy.
     56. On that same day, defendant Montgomery contacted James in his capacity as Chairman of the audit committee and reported that OSI’s liability for unearned revenue for unredeemed gift cards and certificates, which was initially estimated to have been understated by approximately $20,000,000 to $40,000,000, could in fact be understated by approximately $50,000,000 to $70,000,000. This revelation had the expected and desired result: The Special Committee concluded that it was appropriate to reevaluate the proposed Bain/Catterton transaction under the then-current circumstances.
     57. From November 3 through November 5, 2006, Wachtell Lipton and Ropes & Gray completed negotiating the Merger Agreement, during which time Ropes & Gray confirmed that Bain/Catterton’s proposed purchase price of $40.00 per share would not be reduced. Thus, the potential restatement by OSI, which apparently spooked the Special Committee, had no effect on Bain/Catterton.. Of course, by this time, Bain and Catterton had direct access to members of OSI’s management who would be part of the Acquiring Group who could relate the true financial condition and future potential of the Company.
     58. On November 5, 2006, the Special Committee held a telephonic meeting to consider the Buyout. Wachtell Lipton summarized the terms of the proposed Merger Agreement and Wachovia Securities and Piper Jaffray delivered to the Special Committee their respective opinions that the $40.00 per share Merger consideration to be received by holders of shares of OSI Common Stock was fair from a financial point of view to the holders of such shares, other than the OSI Investors. Thereafter, the Special Committee voted unanimously to recommend the approval and adoption of the proposed Merger Agreement by the Board and by the stockholders of OSI.
     59. Following the Special Committee meeting, notwithstanding the fact that management’s admission that OSI’s financial condition was purportedly far worse than the Company had been telling the public, the compensation committee of the Board approved amendments to OSI’s employment agreements with Allen, Avery, Kadow and Montgomery providing for change in control severance benefits in the event of certain qualifying terminations of employment in connection with or following a merger.
     60. Following the compensation committee meeting, the full Board (other than Sullivan, Basham, and Allen, each of whom is an OSI Investor and therefore abstained from voting) met and, based in part upon the unanimous recommendation of the Special Committee, approved and adopted the proposed Merger Agreement and the transactions contemplated by the proposed Merger Agreement and determined to recommend the proposed Merger Agreement for adoption by OSI’s stockholders.
     61. On the morning of November 6, 2006, OSI issued a press release announcing the Buyout Transaction. Separately, OSI announced that it would need to restate its consolidated financial statements to correct for the previously announced understatement in its liability for unearned revenue for unredeemed gift cards and certificates and for other errors in its financial statements, including deferred rent, minority interests in consolidated entities and additional paid-in capital and that OSI expected an adjustment to its unearned revenue liability of approximately $50,000,000 to $70,000,000 as of September 30, 2006.
     62. According to the Proxy, Wachovia Securities contacted certain potential acquirers that they had identified and discussed with the Special Committee. During the “go-shop” period,

Wachovia Securities reportedly contacted a total of 15 parties and three parties contacted Wachovia Securities. However, the Proxy fails to inform OSI shareholders at what point during the 50-day go-shop period any of these parties were contacted. While the Proxy states that five parties requested draft confidentiality agreements for the purpose of receiving access to confidential due diligence materials and, of those, two parties executed confidentiality agreements with OSI, it does not say why three parties refused to enter into the confidentiality agreements or whether the confidentiality agreements were identical to, or more onerous than, the one executed by Catterton/Bain. Each of the two parties who entered into confidentiality agreements allegedly received preliminary due diligence materials. However, the “go-shop” period under the Merger Agreement ended at 11:59 p.m. (New York time) on December 26, 2006 and, according to the defendants, no superior proposal emerged.
SUBSTANTIVE ALLEGATIONS
The Buyout
     63. Despite the reservations of certain members of the Special Committee about the Buyout, the Special Committee eventually approved the Buyout unanimously. Various facts, detailed above, however, undermine the integrity of the Special Committee’s process:
          a. Both of the Special Committee’s financial advisors were conflicted. Wachovia, which had initially been retained by the full Board (including the interested directors and members of management) was incentivized by its fee structure to opine in favor of the Buyout. Piper Jaffray had a long standing relationship with one of the acquiring entities, defendant Bain.
          b. As noted above, after the initial expression of interest in acquiring OSI by Blackstone/Catterton was withdrawn, Pirate encouraged the Board to consider separating or monetizing individual or multiple concepts to maximize value to the shareholders and threatened to nominate a competing slate of directors in the event that its advice was not followed. It was only then that the Board decided to entertain an offer from Bain/Catterton.
          c. Special Committee member Gen. (Ret.) Tommy Franks serves on the board of directors of Bank of America, which is providing Merger Sub with a portion of the debt financing necessary to complete the Merger. Bank of America has a history of doing business with OSI and through its and Franks’ assistance in this transaction, will reap the benefits of continued business with the Surviving Corporation.
          d. When certain unidentified members of the Special Committee continued to express reservations about the fairness of the Buyout, unidentified members of management and Founders of the Company threatened to resign from their positions at the Company in order to pressure the Special Committee to approve the unfair Buyout. As was noted by an analyst from Morgan Keegan & Co., Inc., the “restaurant industry is a people-driven business...management’s participation in this transaction is key to the private equity buyers and would be key support needed for any competing bid. Hostile bids in the restaurant industry are very rare and...highly unlikely due to this people equation.” Thus, the Special Committee was forced to cave in to the threats of management.
          e. When the original estimate of a $20 to $40 million understatement of liability for unearned revenue did not propel the Special Committee to approve Bain/Catterton unanimously, management contacted defendant Board member James to inform him on November 2, 2006 (3 days before the Special Committee voted to recommend the Buyout) that the understatement might actually be within the range of $50 to $70 million. The discovery of the much greater understatement had no effect, however, on the Acquiring Defendants, including the Company’s management who offered the same Buyout Price of $40 per share they had offered prior to the news of the restatement.
     64. Following the November 6, 2006 announcement of the proposed Buyout, OSI’s stock price jumped to as high as $40.55 per share on November 6, 2006.
     65. In contrast to the Company’s previously bleak assessments of its financial future delivered at the time of its second quarter 2006 earnings report, the Company’s November 6, 2006 press release quoted Bain’s managing director, Andrew Balson, forecasting “significant opportunity for continued growth and profitability” for the Company.
     66. The Merger will enable defendants Sullivan, Basham, Gannon, Allen, Avery, Kadow, and Montgomery, who are expected to receive an equity interest in the Surviving Corporation, to reap substantial profits for their own benefit at the expense and to the detriment of the public stockholders of OSI , specifically:
          a. Defendants Allen, Avery, Kadow, and Montgomery will own approximately 1.5%, 1.0%, 0.3%, and 0.3%, respectively, of the fully-diluted outstanding common stock of Merger Parent, subject to dilution by other members of management who may be given the opportunity to exchange restricted or unrestricted stock for shares of common stock of Merger Parent at the same price per share as the OSI Investors, Bain, and Catterton.
          b. Each of defendants Allen, Avery, Kadow, and Montgomery is party to an employment agreement that provides for change in control severance benefits in the event of certain qualifying terminations of employment in connection with or following the Merger. Assuming the Merger is completed on April 30, 2007, and qualifying terminations of employment of all four executives were to occur on that date, the aggregate cash severance benefit under these agreements (including any estimated tax gross-up payment) would be approximately $17.05 million. Each executive officer would also receive certain ancillary severance benefits and would be eligible for tax gross-up payments.
          c. A $5 million cash bonus pool will be allocated by the CEO of OSI, with approval from the post-closing board of directors of OSI, among Allen, Avery, Kadow, and Montgomery and an additional 50 to 60 OSI home office personnel and will be paid immediately following the closing.
          d. Options to purchase shares of Merger Parent common stock representing 2.5% of the fully-diluted common stock of Merger Arent immediately following the closing, will be allocated as follows: Allen (26%); Avery (24%); Kadow (16.7%); Montgomery (8%); and other members of OSI management (25%).
          e. Immediately prior to completion of the merger, defendants Sullivan, Basham and Gannon will exchange 1,800,000; 2,500,000; and 300,000 shares of OSI Common Stock, respectively, for Merger Parent common stock representing approximately 6%, 8.3%, and 1%, respectively, of the fully-diluted outstanding common stock of Merger Parent immediately following the effective time of the Merger.
          f. Defendants Sullivan, Basham, and Gannon will receive an annual management fee of $5,600,000 in the aggregate and will enter into employment agreements with OSI providing annual compensation of $800,000 in the aggregate.
     67. Additionally, defendant Founders Sullivan, Basham, and Gannon currently own 2,496,114; 4,378,204; and 1,465,303 shares of OSI Common Stock, respectively, representing about 11.13% of OSI. However, Sullivan, Basham, and Gannon are only exchanging 1,800,000; 2,500,000; and 300,000 of their shares in order to receive an approximate 15.3% equity ownership in the Merger Parent, which will fully own the Surviving Corporation, while still cashing out their remaining shares at the Buyout Price. Thus, they are to receive a greater equity interest in the Merger Parent than they had in OSI, as well as cash for their remaining OSI Common Stock.
     68. The Merger Agreement is the product of unfair dealing, and the Buyout Price offered to Class members is unfair and inadequate because, among other things:
          a. The Company’s intrinsic value, giving due consideration to its assets, its prospects for growth and profitability, and the underlying strength of its business, is significantly greater than the Buyout Price. Indeed, on February 1, 2006, the price per share reached $46.62. While OSI’s stock reached a low of $27.37 per share on August 8, 2006 after the filing of the Company’s 10-Q for the second quarter 2006, the stock was recovering significantly until management again dampened the market’s enthusiasm for the Common Stock when the Company made its October 25, 2006 announcement that it would be restating its historical financial statements.
          b. The Company’s annual revenues for 2005 exceeded $3.5 billion and its flagship restaurant Outback Steakhouse has been a prominent and popular franchise since 1991.
          c. Defendants have undervalued OSI’s Common Stock by ignoring the full value of its assets and future prospects. The Buyout Transaction does not reflect that OSI’s financial condition is positive and is continuing to improve, especially in light of the recent declines in gasoline prices, which The Wall Street Journal blamed (in its November 6, 2006 article on the Buyout Transaction) in large part for the downturn at midprice sit-down restaurants such as those owned by OSI.
          d. The Acquiring Defendants timed the announcement of the Buyout to place an artificial lid or cap on the market price for OSI’s stock to enable them to acquire OSI at the lowest possible price. Significantly, the price offered to OSI’s shareholders does not take into account the Company’s future prospects.
          e. The “premium” over market price reflected in the Buyout is lower than that received by shareholders in comparable transactions in the restaurant industry. For example, in connection with the recent acquisition of Ryan’s Restaurant Group on July 25, 2006 by Caxton-Iseman Capital, Inc., the buyout price offered shareholders a 43.97% premium on their investment.
          f. Additionally, OSI owns many smaller and newer brands, relative to its flagship Outback brand, with high growth potential. In the Motley Fool, Nathan Parme in July 2006, stated that “if you break this company up into its mature concepts and its growth concepts, I have a hard time fathoming the two parts being worth less than $45 a share.” Pirate also agreed that separating and monetizing OSI’s brands would have maximized value for the shareholders. In an article by Josh Fineman and Katherine Burton covering Pirate’s sale of its equity stake, published on September 13, 2006, Pirate’s lead representative Thomas R. Hudson, Jr. stated that “our investment thesis for OSI was founded on the spinoff of some of its smaller brands.”
     69. The Board and management did not shop the Company prior to entering into the Merger Agreement in order to secure the best possible value for the Company’s shares on behalf of the disinterested shareholders. The “go-shop” provision of the Merger Agreement was illusory, and the Defendants knew that no serious competing bid would emerge for many reasons including:
          a. As noted above, hostile bids in the restaurant industry are extremely rare due to the importance of personnel to the continued value of the Company. Since the Buyout

Transaction was being fully supported by management, any other private equity buyer could not count on the support needed from management to make OSI an attractive buyout target.
          b. Additionally, the Merger Agreement contains a termination fee of $25,000,000 (the “Termination Fee”) payable by OSI to Merger Parent, as well as reimbursement for transaction expenses up to $7,500,000, if terminated within the 50 day Go-Shop period. In any other circumstances, the termination fee would rise to $45,000,000.
          c. Also, by starting the solicitation period with a fixed date rather than the date on which a competing offer is first solicited, defendants made it exceedingly unlikely that any superior bid would occur. Few competitors would want to risk the time and millions of dollars required to perform due diligence and determine an appropriate bid within fifty days (the time limit provided for in the Merger Agreement, much less so since the period had already begun to run, and it is unknown when the solicitation for competing bids was sent out) so it is unlikely that serious bidders would even have a full fifty days. In contrast, it was 341 days between the time Catterton first entered into agreements giving it access to OSI’s confidential information (November 29, 2005) and the time it ultimately entered into a Merger Agreement with OSI (on November 5, 2006).
          d. Moreover, the Special Committee can consider “any alterations to the [Merger] Agreement agreed to in writing by the [Merger Parent] in response” to the competing bid. Thus, a competitor would have risked expending all the time and money required to make a bid, only to lose it all if the Merger Parent, at the eleventh hour, either met the new bid or agreed to some terms that rendered the Buyout the “superior proposal” in the subjective view of the Special Committee.

     70. Neither Piper Jaffray nor Wachovia Securities was qualified to render an independent opinion on the fairness of the price to the Special Committee. As the officer and director defendants were fully aware, Piper Jaffray had rendered services to defendant Bain and certain of its affiliates and had received fees in respect of such prior services. Wachovia Securities had a long history of doing business with OSI and, considering the fact that OSI Management were to be retained by the Surviving Corporation, Wachovia Securities had a strong interest in providing advice favorable to their interests. And management had retained Wachovia Securities to represent the whole Board, not the Special Committee, in the first place. Additionally, Wachovia’s compensation was largely contingent on the Buyout, or a similar transaction, being consummated — rendering it hopelessly conflicted.
     71. By virtue of the foregoing, the defendants have participated and engaged in and or substantially assisted and aided each other in breach of the fiduciary duties the officer and director defendants owe to the Class.
The Materially Misleading and/or Incomplete Proxy
     72. The officer and director defendants are in possession of non-public information concerning the financial condition and prospects of OSI, and especially the true value and expected increased future value of OSI and its assets, which they have not fully disclosed to OSI’s public stockholders.
     73. The officer and director defendants, in failing to disclose material, non-public information in their possession as to the value of OSI’s assets and the full extent of the future earnings potential of OSI and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

     74. Moreover, the Proxy fails to fully disclose numerous material facts relevant to the shareholders’ vote, including, among other things, the following:
          a. While the Proxy, on p. 21, states that the Board or its financial advisors concluded that the separation and monetization of certain brands would not be in the best interest of OSI’s shareholders, it wholly fails to disclose whether a “sum-of-the-parts analysis” was actually performed. This is material because a sum-of-the-parts analysis would render a higher valuation of the Company than that provided by the Buyout. When considering a company such as OSI, a sum-of-the-parts analysis is of key importance because the Company has one slow growing piece that accounts for the majority of its business and numerous new pieces with high growth potential. Morgan Keegan, an independent analyst firm, performed such a sum-of-the-parts analysis which valued the various business units at Enterprise Value (“EV”)/EBITDA multiples ranging from 8x for Outback to 16x for Bonefish and EV/Revenue multiples of 0.8x -1.6x, respectively. Using management’s own revenue and EBITDA projections and the Morgan Keegan multiples would result in a range of implied values for OSI of $42-$52 per share. Similarly, a sum-of-the-parts analysis performed by RBC Capital Markets, Institutional Equity Sales, after the announcement of the Buyout Transaction similarly resulted in a $44-$47 price per share for OSI Common Stock, even at a conservative EV/EBITDA multiple of 8.6x versus the peer group at 9x;
          b. Additionally, the Proxy fails to disclose if OSI’s financial advisors did indeed perform a sum-of-the-parts analysis, and, if so, what the conclusions were of that analysis;
          c. While the Proxy throughout its “Background of the Merger” section references a “Leveraged Recapitalization” analysis, the Proxy does not disclose any bases for the conclusions reached by such analysis;

          d. Further, the Proxy fails to disclose the underlying assumptions used and facts considered in reaching the conclusions under the “Leveraged Recapitalization” analysis;
          e. While the Proxy discloses that Wachovia Securities’ fee in connection with advising the Special Committee on the Buyout would be contingent on a transaction such as the Buyout being consummated, nowhere does it disclose how much Wachovia Securities was actually paid or will actually be paid;
          f. The Proxy fails to disclose the identities of the target bidders who were allegedly solicited to make competing bids during the go-shop period, what the terms were of any of the confidentiality agreements offered to any solicited bidder, when bidders were first solicited, and any other terms that may have been discussed with any competing bidder.
          g. The Proxy fails to disclose the identities of the members of management and the Founders who exerted pressure on the Special Committee to approve the Buyout, including threats to resign. Further, the Proxy Statement fails to identify the members of the Special Committee who opposed the deal or even to disclose how many members dissented. Finally, the Proxy fails to disclose any information whatsoever about the reasons members of the Special Committee opposed the Buyout.
COUNT I
Breach Of Fiduciary Duties
Against The Officer and Director Defendants
     75. Plaintiff repeats all previous allegations as if set forth in full herein.
     76. Had the officer and director defendants implemented a proper auction process, the process would have generated sufficient buying interest to produce a substantially increased price over what is now proposed, from which the public stockholders would have greatly profited, instead of the unfair and inadequate consideration being provided by the Buyout.

     77. By negotiating with Bain/Catterton, OSI’s Board initiated a process that imposes heightened fiduciary responsibilities on the officer and director defendants to maximize shareholder value, a process that must be pursued on an adequately informed basis. Contrary to these responsibilities, the terms of the proposed Buyout were not the result of an auction process or active market check; instead they were arrived at without a full and thorough investigation by the director defendants; other buying interest was chilled; and the terms of this transaction are intrinsically unfair and inadequate from the standpoint of OSI’s shareholders.
     78. The officer and director defendants have violated their fiduciary duties owed to the public shareholders of OSI. Their agreement to the terms of the Buyout, its timing and the failure to auction the Company and invite other bidders, and their failure to provide a reliable market check demonstrates that the officer and director defendants have failed to fulfill their responsibilities to maximize shareholder value in a sale of the Company.
     79. The officer and director defendants’ fiduciary obligations under these circumstances require them to:
          a. Undertake an appropriate evaluation of OSI’s net worth as a merger/acquisition or recapitalization candidate; and
          b. Actively evaluate the proposed transaction and engage in a meaningful auction or active market check in an attempt to obtain the best value for OSI’s public shareholders and the most reliable information on which to proceed.
     80. The officer and director defendants have breached their fiduciary duties by reason of the actions and inactions complained of herein, including their decision to proceed with the Buyout without fully exploring the market, and/or the creation of obstacles to competitive bidding and their failure to utilize open auction procedures best calculated to generate the greatest value for shareholders. Further, they ignored or did not guard against the numerous conflicts of interest resulting from their own and the Founders’ interrelationships and connection with the Buyout and the financial interest of key officers and directors therein; and they failed to disclose all material information that would permit OSI’s shareholders to cast a fully informed vote on the Buyout.
     81. As a result of the officer and director defendants’ wrongdoing, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of OSI’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.
     82. Unless the Buyout is enjoined by the Court, the officer and director defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will consummate and close the Buyout complained of to the irreparable harm of the members of the Class.
COUNT II
Aiding And Abetting Breaches Of Fiduciary Duty
Against Defendants Gannon, Bain, And Catterton
     83. Plaintiff repeats all previous allegations as if set forth in full herein.
     84. Defendants Gannon, Bain, and Catterton knowingly aided and abetted the officer and director defendants in breaching their fiduciary duties owed to the public shareholders of OSI.
     85. Defendants Gannon, Bain and Catterton have proffered material economic incentives to OSI’s senior management, including defendants in this action who are officers an/or directors of OSI, to assure their agreement and cooperation in and to a transaction that will not maximize value for OSI’s shareholders. Defendants Gannon, Bain and Catterton did so to enable them to acquire OSI at the lowest possible price although the financial inducements to OSI officers/directors have necessarily injected personal motives into the negotiations and compromised the undivided loyalty which fiduciaries owe to OSI’s public shareholders.
     86. As a result of defendants Gannon, Bain, and Catterton’s unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of OSI’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.
AS TO BOTH COUNTS
     87. Plaintiff and the other members of the Class have no adequate remedy at law.
          WHEREFORE, plaintiff demands judgment as follows:
          A. Declaring this to be a proper class action and certifying plaintiff as representative of the Class;
          B. Preliminarily and permanently enjoining defendants from taking any steps to consummate the proposed Buyout;
          C. Ordering the director defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:
               (i) cooperate fully with any person or entity, having a bona fide interest in proposing a transaction that would maximize shareholder value, including but not limited to, a buyout or takeover of the Company.
               (ii) undertake an appropriate valuation of OSI’s worth as a merger/acquisition candidate; and
               (iii) take all appropriate steps to expose OSI to the marketplace in an effort to create an active auction for OSI among all potential bidders;

     D. Directing defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
     F. Granting such other and further relief as may be just and fair in the premises.
Dated: January 29, 2007

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Joseph A. Rosenthal

Joseph A. Rosenthal (Del. Bar No. 234) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff
OF COUNSEL:
WOLF POPPER LLP
845 Third Avenue
New York, New York 10022
(212) 759-4600

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